Exhibit 99.18

STANDARD LITHIUM LTD.

Voting Instruction Form (“VIF”) – Annual General and Special Meeting

Appointment of Proxyholder

I/We, being holder(s) of common shares of Standard Lithium Ltd. (the “Company”), hereby appoint Robert Mintak or, failing him, Kara Norman or, failing her, Sam Cole OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (Vancouver Time) on December 30, 2019, at Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR all Resolutions. Please use a dark black pencil or pen.

1. Number of Director	FOR	AGAINST

To set the number of Directors at five (5)	☐	☐

2. Election of Directors

The election of directors 1 through 5 listed below to hold office until the earlier of (i) the next annual general meeting of shareholders or (ii) until their successors are duly elected or appointed.

	FOR	WITHHOLD

1. Robert Mintak	☐	☐

2. Andrew Robinson	☐	☐

3. Anthony Alvaro	☐	☐

4. Jeffrey Barber	☐	☐

5. Robert Cross	☐	☐

3. Appointment of Auditors	FOR	WITHHOLD

Appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration.	☐	☐

4. Amended By-Laws	FOR	AGAINST

To consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to By-Law No. 1, as more fully described in the accompanying Information Circular.

	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go the AST website http://ca/astfinancialstatements and input code xxxxxx

☐	I would like to receive quarterly financial statements

☐	I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this VIF. Please see reverse for instructions. All VIFs must be received by 10:00 a.m. (Vancouver time) on December 24, 2019.

Voting Instruction Form (“VIF”) – Annual General and Special Meeting of Shareholders of Standard Lithium Ltd. to be held on Monday, December 30, 2019 (the “Meeting”)

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the Information Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8. Your voting instructions will be recorded on receipt of the VIF.

9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of and are entitled to instruct us with respect to the voting of, these securities.

10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11. This VIF should be read in conjunction with the Information Circular and other proxy materials provided by Management.

How to Vote

INTERNET

●	Go to

https://astvotemyproxy.com

●	Cast your vote online

●	View Meeting documents

To vote using your smartphone, please scan this QR Code g

To vote Internet you will need your control number. If you vote by Internet, do not return this VIF.

MAIL, FAX or EMAIL

●	Complete and return your signed proxy in the envelope provided or send to:

ASTTrust Company (Canada)

P.O. Box 721

Agincourt, ON M1S 0A1

●	You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to be dated on the day it was received by AST Trust Company (Canada)

All VIFs must be received by 10:00 a.m. (Pacific time) on Tuesday, December 24, 2019.